Exhibit 22

LIST OF SUBSIDIARY ISSUERS OF GUARANTEED SECURITIES

The following 100%-owned subsidiaries of Haleon plc, a public limited company incorporated under the laws of England and Wales (“Haleon”), have issued the below debt securities that are fully and unconditionally guaranteed by the Haleon:

Name of Subsidiary Issuer	Jurisdiction	Guaranteed Securities

GSK Consumer Healthcare Capital US LLC	Delaware	-	3.024% callable fixed rate senior notes due 2024
		-	callable floating rate senior notes due 2024
		-	3.375% fixed rate senior notes due 2027
		-	3.375% fixed rate senior notes due 2029
		-	3.625% fixed rate senior notes due 2032
		-	4.000% fixed rate senior notes due 2052

GSK Consumer Healthcare Capital UK plc	England and Wales	-	3.125% fixed rate senior notes due 2025